SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

BioLineRx Ltd.
(Translation of registrant’s name into English)

2 HaMa’ayan Street
 Modi’in 7177871, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

Item 7.01. Regulation FD Disclosure

A copy of the Management Presentation of BioLineRx Ltd. (the “Company”) is furnished as Exhibit 99.1 to this Item 7.01.

The information contained in Item 7.01 of this report and in Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 8.01 Other Events.

On February 4, 2019, the Company issued a press release announcing that it has commenced an underwritten offering of American Depositary Shares (“ADSs”), each representing one of its ordinary shares, par value NIS 0.10 per share with each ADS to be sold together in a fixed combination with a warrant to purchase ADSs. pursuant to a preliminary prospectus supplement, dated February 4, 2019 to the Company’s prospectus dated January 19, 2018, filed as part of its effective shelf registration statement on Form F-3 (File No. 333-222332) previously filed with, and declared effective by, the Securities and Exchange Commission.

The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering. A copy of the press release is furnished as Exhibit 99.2.

This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities described above in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

The following Exhibits are filed as part of this report:

Exhibit No.	Description of Exhibit
99.1	Company Presentation
99.2	Press Release dated February 4, 2019

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Executive Officer

Dated: February 4, 2019